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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                SCHEDULE 13E-3

             RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. __)


                     NATIONAL DISCOUNT BROKERS GROUP, INC.
                     ------------------------------------
                             (Name of the Issuer)

                DEUTSCHE BANK AG AND DEUTSCHE ACQUISITION CORP.
                ----------------------------------------------
                      (Names of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                    --------------------------------------
                        (Title of Class of Securities)

                                  635646 102
                      -----------------------------------
                     (CUSIP Number of Class of Securities)

--------------------------------------------------------------------------
     (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

      Deutsche Acquisition Corp.             Daniel S. Sternberg, Esq.
       c/o Deutsche Bank AG                   William A. Groll, Esq.
       31 West 52nd Street            Cleary, Gottlieb, Stephen & Hamilton
      New York, New York 10019                  One Liberty Plaza
       Attn: General Counsel                  New York, New York 10006
          212-469-5000                           212-225-2000

This statement is filed in connection with (check the appropriate box):

a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A ((S)(S)240.14a-1 through 240.14b-2), Regulation 14C
      --------------                                      --------------
   ((S)(S)240.14c-1 through 240.14c-101) or Rule 13e-3(c) ((S)240.13e-3(c))
                                            -------------
   under the Securities Exchange Act of 1934 (the "Act").

b. [_] The filing of a registration statement under the Securities Act of 1933.

c. [X] A tender offer.

d. [_] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]




                           Calculation of Filing Fee

            ------------------------------------------------------------
                Transaction valuation*          Amount of filing fee
            ------------------------------------------------------------


                      $857,905,720                   $171,581.15
            ------------------------------------------------------------
*Set forth the amount on which the filing fee is calculated and state how it was determined.



[X] Check the box if any part of the fee is offset as provided by (S)240.0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:   $171,581.15
                               -----------------

        Form or Registration No.:   SCHEDULE TO
                                 -----------------

        Filing Party:   DEUTSCHE BANK AG and DEUTSCHE ACQUISITION CORP.
                     -----------------------------------------------------

        Date Filed:   10/24/2000
                   ----------------




                             GENERAL INSTRUCTIONS

   This Tender Offer Statement on Schedule TO is filed by Deutsche Bank AG, a banking company with limited liability organized under the laws of the Federal Republic of Germany ("Parent"), and Deutsche Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"). The Schedule TO relates to the third-party tender offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share ("Shares"), of National Discount Brokers Group, Inc., a Delaware corporation (the "Company"), at $49.00 per Share, net to the seller in cash (less any required withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase") and in the related letter of transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the "Offer"), attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The information set forth in the Offer is incorporated herein by reference with respect to Items 1-9, 11 and 13 of Schedule TO. The Agreement and Plan of Merger, by and among Parent, Purchaser and the Company, dated as of October 11, 2000, as amended (the "Merger Agreement"), a copy of which is attached as Exhibits (d)(1) and
(d)(2) hereto, is incorporated herein by reference with respect to Items 5 and 11 of Schedule TO.

   This Schedule TO also constitutes a Schedule 13E-3 in accordance with Instruction I to Schedule 13E-3 and, in accordance with Instruction G to Schedule TO, amends the Schedule 13D of Parent, DBUS (as defined therein) and Purchaser, filed with the Securities and Exchange Commission on June 27, 2000, as previously amended (the "Schedule 13D"), which is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 12. EXHIBITS.

 (a)(1)(A) Offer to Purchase dated October 24, 2000.
 (a)(1)(B) Form of Letter of Transmittal.
 (a)(1)(C) Form of Notice of Guaranteed Delivery.
 (a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
 (a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.
 (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.
 (a)(1)(G) Text of press release issued by Parent dated October 24, 2000.
 (a)(1)(H) Form of summary advertisement dated October 24, 2000.
 (a)(5)(A) Complaint of George Whitney III against National Discount Brokers
           Group, Inc., Russell C. Horowitz, Charles T. Kellogg, James H.
           Lynch, Jr., Arthur Kontos, Ralph N. Del Deo, John P. Duffy, Dennis
           Marino, Thomas Neumann and Deutsche Bank AG, filed in the Court of
           Chancery, New Castle County, Delaware on October 16, 2000.
 (a)(5)(B) Complaint of Crandon Capital Partners against Arthur Kontos, James
           H. Lynch, Dennis Marino, Thomas W. Neumann, Kevin Parker, Charles
           Kirkland Kellogg, John P. Duffy, Ralph N. Del Deo, Russell C.
           Horowitz and National Discount Brokers Group, Inc., filed in the
           Court of Chancery, New Castle County, Delaware on October 16, 2000.
 (b)       Not applicable.
 (c)(1)    Opinion of U.S. Bancorp Piper Jaffray dated October 11, 2000
           (incorporated herein by reference to Schedule I to the Schedule 14D-
           9 of the Company filed on October 24, 2000).
 (c)(2)    Report of U.S. Bancorp Piper Jaffray dated October 11, 2000.
 (d)(1) Agreement and Plan of Merger by and among Parent, Purchaser and the Company dated as of October 11, 2000.
 (d)(2) Amendment No. 1 to Merger Agreement by and among Parent, Purchaser and the Company dated as of October 23, 2000.
 (d)(3)    Stockholder Tender Agreement dated as of October 11, 2000 between
           Purchaser and certain stockholders of the Company.
 (e)(1) Form of Retention Agreement to be entered between the Company or its subsidiaries and certain employees of the Company.
 (f)       None.
 (g)       None.
 (h)       Not Applicable.
 (i)       Power of Attorney.

                    INFORMATION REQUIRED BY SCHEDULE 13E-3.

   The information set forth in the Offer is incorporated by reference in answer to items 1 through 16 of Schedule 13E-3, except those items to which information is specifically provided herein.

ITEM 13. FINANCIAL STATEMENTS

   (a) Financial Information:

     (1) The Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2000 (pages F-1 to F-29) is incorporated herein by reference.

     (2) The Company's Quarterly Report on Form 10-Q for the Quarter Ended August 31, 2000 is incorporated herein by reference.

     (3) The ratio of earnings to fixed charges for the Company is not meaningful in light of the absence of fixed charges.

   (b) Pro forma Information: Not applicable.

   The financial information incorporated by reference may be read and copied at the following locations at the SEC:

     Public Reference Room                            New York Regional Office
     Room 1024, Judiciary Plaza                       Suite 1300
     450 Fifth Street, N.W.                           7 World Trade Center
     Washington, D.C. 20549                           New York, New York 10048

   Please call the SEC at 1-800-732-0330 for further information on the public reference rooms. The Company's SEC filings should also be available to the public from commercial document retrieval services and at the Internet world wide web site that the SEC maintains at http://www.sec.gov.

                                   SIGNATURE

   After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                          DEUTSCHE BANK AG

                                             /s/ Thomas A. Curtis
                                          By: _________________________________
                                          Name: Thomas A. Curtis
                                          Title: Attorney-in-Fact

                                          DEUTSCHE ACQUISITION CORP.

                                             /s/ Kevin E. Parker
                                          By: _________________________________
                                          Name: Kevin E. Parker
                                          Title: President

                                             /s/ Thomas A. Curtis
                                          By: _________________________________
                                          Name: Thomas A. Curtis
                                          Title: Vice President

                                          AS TO SCHEDULE 13-E-3 ONLY:

                                          NATIONAL DISCOUNT BROKERS GROUP,
                                          INC.

                                             /s/ Frank E. Lawatsch, Jr.
                                          By: _________________________________
                                          Name: Frank E. Lawatsch, Jr.
                                          Title: Executive Vice President,
                                               Secretary and General Counsel

Dated: October 24, 2000

                                 EXHIBIT INDEX

 (a)(1)(A) Offer to Purchase dated October 24, 2000.
 (a)(1)(B) Form of Letter of Transmittal.
 (a)(1)(C) Form of Notice of Guaranteed Delivery.
 (a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
 (a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.
 (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.
 (a)(1)(G) Text of press release issued by Parent dated October 24, 2000.
 (a)(1)(H) Form of summary advertisement dated October 24, 2000.
 (a)(5)(A) Complaint of George Whitney III against National Discount Brokers
           Group, Inc., Russell C. Horowitz, Charles T. Kellogg, James H.
           Lynch, Jr., Arthur Kontos, Ralph N. Del Deo, John P. Duffy, Dennis
           Marino, Thomas Neumann and Deutsche Bank AG, filed in the Court of
           Chancery, New Castle County, Delaware on October 16, 2000.
 (a)(5)(B) Complaint of Crandon Capital Partners against Arthur Kontos, James
           H. Lynch, Dennis Marino, Thomas W. Neumann, Kevin Parker, Charles
           Kirkland Kellogg, John P. Duffy, Ralph N. Del Deo, Russell C.
           Horowitz and National Discount Brokers Group, Inc., filed in the
           Court of Chancery, New Castle County, Delaware on October 16,
           2000.
 (b)       Not applicable.
 (c)(1)    Opinion of U.S. Bancorp Piper Jaffray dated October 11, 2000
           (incorporated herein by reference to Schedule I to the Schedule
           14D-9 of the Company filed on October 24, 2000).
 (c)(2)    Report of U.S. Bancorp Piper Jaffray dated October 11, 2000.
 (d)(1) Agreement and Plan of Merger by and among Parent, Purchaser and the Company dated as of October 11, 2000.
 (d)(2) Amendment No. 1 to Merger Agreement by and among Parent, Purchaser and the Company dated as of October 23, 2000.
 (d)(3)    Stockholder Tender Agreement dated as of October 11, 2000 between
           Purchaser and certain stockholders of the Company.
 (e)(1) Form of Retention Agreement to be entered between the Company or its subsidiaries and certain employees of the Company.
 (f)       None.
 (g)       None.
 (h)       Not Applicable.
 (i)       Power of Attorney.